A Superior Alternative for Global Markets:
Growth, Competition and Stockholder Value
NASDAQ OMX & ICE Proposal to Acquire NYSE Euronext
April 1, 2011
Filed by The NASDAQ OMX Group, Inc
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NYSE Euronext
Commission File No.: 001-33392

Disclaimer
Forward-Looking Statements
Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and the Intercontinental Exchange, Inc. (“ICE”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S.
Securities Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at
http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected.  NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important Information About the Proposed Transaction and Where to Find It:
Subject to future developments, additional documents regarding the transaction may be filed with the SEC.  This material is not a substitute for the joint proxy statement/prospectus or any other documents
NASDAQ OMX, ICE and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY
STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN
THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and other relevant documents filed by NYSE Euronext, ICE and/or NASDAQ OMX, without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, by directing a request to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention:
Investor Relations, in the case of NASDAQ OMX’s filings, or ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com, in the case of ICE’s filings.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section
10 of the U.S. Securities Act of 1933, as amended.
Non-GAAP Information
In addition to disclosing results determined in accordance with GAAP, NASDAQ OMX and ICE also disclose certain non-GAAP and pro forma non-GAAP results of operations, including net income, diluted earnings per share, operating expenses, and operating income that make certain adjustments or exclude certain charges and gains that are described in the reconciliation table of GAAP to non-GAAP and pro forma non-GAAP information provided in the appendix to this presentation. Management of each company believes that this non-GAAP and pro forma non-GAAP information provides investors with additional information to assess NASDAQ OMX's and ICE’s operating performance by making certain adjustments or excluding costs or gains and assists investors in comparing our operating performance to prior periods. Management of each company uses this non-GAAP and pro forma non-GAAP information, along with GAAP information, in evaluating its historical operating performance. The non-GAAP information is not prepared in accordance with GAAP and may not be comparable to non-GAAP information used by other companies.  The non-GAAP information should not be viewed as a substitute for, or superior to, other data prepared in accordance with GAAP.
Participants in the Solicitation:
NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, NASDAQ OMX’s proxy statement, filed with the SEC on April 16, 2010 for its 2010 annual meeting of stockholders, and NASDAQ OMX’s current reports on Form 8-K, filed on February 14, 2011 and February 24, 2011. You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, ICE’s current report on Form 8-K filed on March 7, 2011 and in
ICE’s proxy statement for its 2010 annual meeting of stockholders, filed with the SEC on April 5, 2010.  Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.
Website Disclosure
We intend to use each of our websites, www.nasdaqomx.com and www.theice.com as a means for disclosing material non-public information and for complying with SEC Regulation FD and other disclosure obligations. These disclosures will be included on our website under “Investor Relations – Events and Presentations.”

Strengthens European equity markets by creating a new,
truly pan-European equity trading platform
Creates major new force in European derivatives which will
significantly enhance competition
Invigorates market and technology innovation throughout
equities and derivatives markets
Secures Paris and London as premier International financial
hubs
Greater benefits to all stakeholders and more responsive to global market structure evolution
Compelling & Superior Proposal - $42.50 Per Share
$42.50 per share offer represents greater value for NYX
stockholders – 19% premium to Deutsche Börse offer
(1)
Opportunity to participate in value creation through
$740mm in combined synergies

and enhanced growth
prospects
Greater immediate value through cash component and
longer term through NASDAQ OMX and ICE stock
NYSE EURONEXT STOCKHOLDERS NASDAQ OMX AND ICE STOCKHOLDERS
Creates more diversified and efficient platforms in core
markets
Significant value creation for both stockholder bases
from revenue and expense synergies
Meaningful earnings accretion
Europe
INVESTORS, ISSUERS AND OTHER MARKET PARTICIPANTS
US
Creates deeper liquidity pools, better price discovery for
investors and greater market efficiencies in US cash
equities and equity options
Provides greater flexibility to invest in ongoing innovation and platform enhancements with increased scale
Solidifies US leadership in global capital markets
Enhances customer benefits by providing consolidated view
of fragmented marketplace

Note: Synergy assumptions subject to due diligence.
(1) Based on Deutsche Börse closing price of €53.55 and $ / € exchange rate of 1.42 as of March 31, 2011.  (2) Reflects combined NASDAQ OMX and ICE synergies

The NASDAQ OMX and ICE have submitted a joint proposal to acquire NYSE Euronext for $13.3 billion in aggregate value
Transaction Overview
Liffe
Equity Derivatives
NYSE Liffe US
New York Portfolio Clearing
Clearing
US Cash Trading
European Cash Trading
US Listings
European Listings
US Options
Transaction Services
Data Services
Infrastructure Services
Acquired by
$4,698 mm in ICE stock
$1,650 mm in cash
$6,348 mm total
Acquired by
$2,784 mm in NDAQ stock
$2,121 mm in cash
$2,074 mm in assumed NYX debt
$6,979 mm total
NYSE Euronext
DERIVATIVES
CASH TRADING & LISTINGS /
US OPTIONS
INFORMATION SERVICES &
TECHNOLOGY SOLUTIONS

Proposed Transaction Summary
STRUCTURE
CONSIDERATION
IMPLIED NYX PRICE
PER SHARE
PREMIUM TO:
– CLOSE 3/31/11
– CURRENT DEUTSCHE
BÖRSE OFFER
– UNAFFECTED NYX PRICE
(2/8/11)
NASDAQ OMX to acquire 100% of the outstanding shares of NYSE Euronext (NYX)
NASDAQ OMX to retain NYSE Euronext Cash Trading & Listings, US Options and
Information Services & Technology Solutions businesses
In a contemporaneous transaction, ICE to acquire NYSE Liffe including Liffe US and NYPC
0.4069 shares of NDAQ stock per NYX share
0.1436 shares of ICE stock per NYX share
$14.24 in cash per NYX share
Represents 66% in NDAQ / ICE stock and 34% in cash
$42.50
21%
19%
27%
ANTICIPATED CLOSING
Q4 2011, subject to government, regulatory and NYSE Euronext, NASDAQ OMX and ICE stockholder approvals

The NASDAQ OMX and ICE proposal provides greater value, certainty and long-term benefits for all stakeholders
Transaction Comparison
REGULATORY
MANAGEMENT /
GOVERNANCE
MARKET EFFICIENCIES
Creates new pan-European equity trading platform
with locally-governed exchanges with the ability to
effectively compete and innovate
Creates a new force in European derivatives which
will enhance competition
Credible management teams with proven ability to
integrate businesses and realize synergies
More balanced approach to governance
Strategically responsive to evolving market dynamics
Greater benefits for customers and investors
Reduces fragmentation of US equity markets
Common clearing technology used in European
derivatives
× Reduces competition in European equity and
derivatives markets
× Higher stockholder approval threshold for Deutsche
Börse
× High transaction break-up fee
× Significant implications for Paris and London markets
× Consolidations by Deutsche Börse and NYSE
Euronext have resulted in write downs of over $2.5
billion in the last three years
× Continued fragmentation of US equity market
× Increased execution risk complexities
STOCKHOLDER VALUE
Greater absolute value - $42.50 per share
Proposal represents a 19% premium to the Deutsche
Börse offer (1)
Stronger potential upside given superior growth
prospects and significant, realizable combined
synergies of $740 million 2 annually
× Lower absolute value
× Lower premium for NYX stockholders
× Less certain long-term prospects
× Only $400 million of total annual expense synergies
and  $133 million in annual revenue synergies
× Lower probability of synergy realization
BRANDING
Combines to form NASDAQ NYSE Euronext
× No name chosen
NASDAQ OMX and ICE Offer Deutsche Börse Offer
(1) Based on Deutsche Börse closing price of €53.55 and $ / € exchange rate of 1.42 as of March  31, 2011.; (2) Subject to due diligence.

NASDAQ
NYSE
ICE
Liffe
Euronext
OMX

NASDAQ OMX
ICE

Equities and derivatives markets will benefit from enhanced competition and innovation, as well as local governance and brands
Global Reach With Local Governance
Retains iconic NYSE brand
name
Combined headquarters in
New York
Expands New York’s
position as global financial
center
Enhances leadership
position in derivatives
across geographies and
asset classes
London remains a premier
derivatives financial market
Local governance
Reinvigorates Paris as a
leading European equity
market
OMX remains center of
excellence for technology
Stockholm remains Nordic
headquarters
Paris
Amsterdam
Brussels
Lisbon
Stockholm
Copenhagen
Helsinki
Iceland
EUROPEAN MARKETS
Riga
Tallinn
Vilnius
Armenia
ICE
Liffe
ICE
Futures
Europe
NASDAQ NYSE
NASDAQ Options
Market
PHLX
US MARKETS
PSX
Amex
BX
ICE
ICE
Futures US
ICE OTC
Liffe US
NASDAQ NYSE
NASDAQ Stock
Market
NYSE
Arca

$2.1
$1.9
$1.6
$1.4
$0.9
$0.8 $0.8
$0.7
$0.3
$0.2
PF ICE /
NYSE Liffe
$3.3
$3.0
$2.7
$1.9
$1.5
$1.1
$1.0
$0.9
$0.4 $0.4
NYSE Liffe
Deutsche
Börse
Combined companies create greater financial value, drive greater market efficiencies and remain nimble to better capitalize on international market opportunities
CME
Group
PF
LSE / TMX
PF ICE /
Source: Company filings; financials adjusted for non-recurring items; FactSet, converted to US$ using the average exchange rate for the year.
Note: Synergy assumptions subject to due diligence.
(1) Includes run-rate revenue synergies net of savings to customers (for NASDAQ OMX pro forma figures).
(2) Includes assumed run-rate net cash synergies.
(3) LSE 2010 EBITDA based on analyst 2010 calendar year estimates.
Enhanced Market Position
(3)
(2)
(1)
(2)
(1)
CME
Group
BM&F
Bovespa
PF
SGX / ASX
Hong Kong
Exchange
& Clearing
CBOE BME
Deutsche
Börse
PF
LSE / TMX
Hong Kong
Exchange
& Clearing
BM&F
Bovespa
PF
SGX / ASX
BME
CBOE
PF NASDAQ NYSE
Euronext
PF NASDAQ NYSE
Euronext
Net Revenues – 2010 ($ in Billions)
EBITDA – 2010 ($ in Billions)

69%
67%
28%
12%
(16)%
(23)%
ICE
NASDAQ OMX
TMX
CME
Deutsche Börse
NYSE Euronext

60%
34%
23%
11%
(21)%
(18)%
ICE
NASDAQ OMX
TMX
CME
NYSE Euronext
Deutsche Börse

NASDAQ OMX and ICE have delivered double digit earnings growth through successful acquisitions and integrations, despite a challenging macro economic environment
Source: Company filings; pro forma financials adjusted for non-recurring items.
Proven Ability to Deliver Growth
Q1 ’07 – Q4 ’10 EPS Growth (%)
Full Year 2007 – 2010 EPS Growth (%)

10 Pro Forma NASDAQ OMX – A Leading Global Exchange

Seizing the NYSE Euronext Opportunity
QUICKLY
DELEVER
STRONG FREE
CASH FLOW
Maximize use of free cash flow to accelerate debt
Target debt to EBITDA ratio below 2.5x within 18 months
Utilize strong cash flows to return capital to stockholders through dividends and stock repurchases once target leverage is achieved
ACCRETION
Accretion expected 12 -18 months following close
Double digit accretion achieved soon after the 12 – 18 month period
DISCIPLINED
APPROACH
Goal is to maintain investment grade rating
Firm view of value and discipline to walk away
Maximize use of free cash flow to accelerate debt retirement
BUILDING FROM
STRENGTH
Record non-GAAP earnings of $0.55 achieved in Q4’10 with new record expected in Q1’11
Affords us flexibility to respond to this unplanned opportunity, while continuing to pursue current growth plans
Proven management team

The combined NASDAQ OMX and NYSE Euronext will have leading capabilities in equities, derivatives, issuer services, indexes and market technology
Redefining the Global Marketplace
SCALE /
DIVERSIFICATION
INNOVATION
TRANSPARENCY
Increases scale and efficiency to improve
global competitiveness
Greater revenue diversification across
products/services and geographies
Redefines exchange landscape through
technology-driven innovation to serve the needs
of a diverse customer base
Increases investor confidence, resulting in more
liquid markets, thereby driving equity flow and
attracting new issuers
VALUE
CREATION
$610 million in estimated annual expense
synergies to drive meaningful earnings accretion,
beginning in 2013
PROVEN
INTEGRATOR
Proven industry consolidator
Strong track record of successful acquisitions
Consistently able to meet or exceed synergy
targets ahead of stated timeline

COST SYNERGIES
REVENUE SYNERGIES
Consolidation of equity and US options technology platforms
Elimination of duplicative corporate and administrative
overhead
Consolidation of data centers
Streamlining operations
Sales of corporate solutions, technology services and index
products to an expanded customer base in US and Europe
Run-Rate Synergies
Description
~$610 mm
1
~$20 mm
SAVINGS TO
CUSTOMERS
Efficiencies will be passed on to issuers, trading firms, and investors
~($90 mm)
~$540 mm
Accretion expected 12 -18 months following close with double digit accretion achieved soon after
Significant Synergy Opportunities for the Combined
NASDAQ OMX and NYSE Euronext
Note: Synergy assumptions subject to due diligence.
(1) Includes $90 million of depreciation and amortization savings.

Combination increases NASDAQ OMX’s scale and efficiency, driving meaningful value for stockholders
Enhanced Financial Scale and Market Position
Source: Company filings.
Note: Synergy assumptions subject to due diligence.
(1) NASDAQ OMX EBITDA is a non-GAAP number calculated by taking 2010 operating income and adding back D&A and merger related expenses.
(2) Includes $1,241 million of Cash Trading & Listing revenue, $444 million of Information & Technology Services revenue, $158 million of US Options revenue and an allocation of $17 million of NYSE Derivatives Market
Data and Other Revenues.
(3) Includes NASDAQ OMX estimated portion of NYSE US Options business.
(4) Represents book value of debt obligations at 12/31/2010.
(5) Based upon NYSE Euronext 2010 10K.
(6) Represents pro forma debt at 12/31/2010, including $2.1 billion of acquisition financing.
2010 Revenues
2010 EBITDA
12/31/10 Debt
Debt / EBITDA (x)
$1,522 mm
$798 mm
(1)
$2,321 mm
(4)
2.91x
~$1,860 mm
(2)
~$700 mm
(3)
$2,074 mm
(5)
Combined with Full
Run Rate Synergies
$3,312 mm
$1,950 mm
$6,515 mm
(6)
3.34x
NYSE Euronext
Acquired Businesses

BRUT
inet The electronic marketplace
OMX
PHLX
NORD POOL
NORD POOL ASA
FTEN
IDCG
SMARTS

NASDAQ OMX

Consistently able to meet or exceed synergy
targets ahead of timeline
OMX acquisition delivered $100mm in expense
synergies in 10 months, 14 months ahead of
schedule
PHLX acquisition was accretive to stockholders
within the first quarter of transaction close
2005: Acquisition of INET
Leverageable and low-cost
trading platform
Improved trade execution
2008: Acquisition of
OMX
European footprint
Derivatives
Market technology
2008: Acquisition of PHLX
Premier options trading
platform
2008: Acquisition of
Nord Pool
Commodities
2008: Majority investment in IDCG
Clearing for interest rate swaps and
other fixed income derivatives
Source: Company filings.
Note: Synergy assumptions subject to due diligence.
(1) Pro Forma for acquisition of NYSE Euronext and run-rate synergies.
2006
2007
2008
2010
2005
2009
2010: Acquisition of FTEN
Real-Time Risk Management
Acquisition of
NYSE Euronext
Cash equities
and options in
the US and
Europe
Scale and
diversification
play
2004: Acquisition of BRUT
Deepen liquidity pool
Improved FIX connectivity
2010: Acquisition of SMARTS
Market surveillance solutions
Proven Track Record of Successful Acquisitions
2005 2006 2007 2008 2009 2010 PF 2010E (1)
Revenue: $526 $687 $812 $1,460 $1,453 $1,522 $3,312

NASDAQ OMX’s Successful Track Record
INET
• Fastest and most scalable trading platform on the planet – has become the established industry standard
• Improved latency, increased functionality, better reliability and competitive pricing
• Fast and seamless integration – consolidated 3 trading systems onto 1 technology platform in 9 months.
• Accretion in less than one year
OMX
• Successful acquisition of Nordic and Baltic markets
• Improved market structure through introduction of central counterparty clearing and implementation of INET platform – cash trading turnover increased 27% compared with 15% for Euronext
(1)
• Combined INET platform with next Genium to deliver next generation of exchange technology
• Retained local character of individual markets, respectful of local governance and heritage
• Exceeded $100M of promised expense synergies in only 10 months, 14 months ahead of schedule
PHLX
• Accretive within first quarter of closing the deal
• Growth in market share of U.S. equity options – from 15% to 30%
• Migrated to INET trading platform
• $65M in expense synergies within 9 months, significantly ahead of target
(1) Reflects electronic order book turnover From Q109 to Q410

The Promise The Reality
Delivery of
Synergies
"NASDAQ has extensive experience in integrating
technologies and businesses and we will be able to
seamlessly integrate PHLX with the NASDAQ Stock Market."
-- Nasdaq Press Release, 7 November 2007
“The integration of both the PHLX and OMX acquisitions are
tracking significantly ahead of schedule. Management moved
forward its accretion targets for both transactions to 4Q08
and 1Q09, respectively.”
-- Jeffries & Co. Analyst Note, August 2008
Integration
Execution
“This combination[with OMX]  provides our organizations
with the ability to grow and accelerate the global flow of
equity capital. At the same time, it provides us with an
excellent platform for further expansion into derivatives and other asset classes.”
-- Nasdaq / OMX Press Release, 25 May 2007
“…the company has been able to integrate acquisitions well
given the superior scalability of its operating platform and maintain much higher operating margins than its major
competitor.”
-- William Blair & Co. Analyst Note, June 2009
Execution
Performance
“We've committed certain synergy targets on both the
revenue and the expense side for the large deals and we're
doing what we do well, and that is to focus on the operation and the execution of the business plan, and that's what we're focused on right now.”
--
Bob Greifeld, Financial Times View from the Top
Interview, 11 March 2008
“We view deal integration and cost extraction as a core
strength for NASDAQ. As the company realizes deal-related
cost synergies associated with its recent and upcoming
acquisitions we expect the company will experience
significant margin expansion back toward the levels
experienced by legacy NASDAQ.”
-- Credit Suisse, June 2008
“[Greifeld’s] dealmaking has dramatically increased sales and earnings at Nasdaq.”
-- Forbes Company of the Year: Nasdaq, by Daniel
Fisher, 18 December 2008
Nasdaq OMX’s Successful M&A Track Record
Fulfilling and surpassing expectations

Operating Income & Net Income Performance 2007 vs. 2010 1
40%
30%
20%
10%
0%
-10%
-20%
-30%
22%
33%
-25%
-22%
Operating Income
Net Income
NYSE Euronext
NASDAQ OMX

NASDAQ OMX

NYSE Euronext’s Integration History
Synergies
• $275M in expense synergies targeted in 3 years
• $100M in promised revenue synergies never
realized
Declining EPS &
Margins
• From 2007 to 2010:
– Revenues are off 9%
– Operating Income is down 25%
– Net Income decreased  22%
– Margins declined from 40% to 33%
Value
Destruction
• $1.6 billion impairment charge taken in Q408 to
reflect failure to deliver promised returns for
acquisition
1. Source:
• NASDAQ OMX results;  company website: ir.nasdaq.com. 2007 reflects pro forma non-GAAP results and are adjusted to include the results of OMX and PHLX  for the period reported, and excludes certain items that are non-recurring in nature.  2010 reflects non-GAAP results and excludes certain items that are non-recurring in nature.
• NYSE Euronext : 2007 results reflect pro forma non-GAAP results reported in earnings release dated February 5, 2008.  2010 results reflect non-GAAP results reported in earnings release dated
February 8, 2011
– didn’t deliver as promised

NYSE Euronext’s Integration History
The Promise The Reality
Integration
Delays
“…revenue synergies estimated at $375 million. Of this
amount, approximately $250 million result from the overall
rationalisation of the combined group's IT systems and
platforms.”
-- NYSE Press Release, 1 June 2006
“…NYSE predicted that the deal would ‘globally redefine the
marketplace for trading cash and derivatives securities,
producing significant benefits for shareholders, issuers, and users.’ Four years later the NYSE and Euronext haven't even
integrated their trading platforms.”
-- “NYSE and Deutsche Börse: Bigger Does Not Always
Mean Better,” Fortune, 9 March 2011
Value
Destruction
“This merger…will deliver significant shareholder value
from substantial, quantified and deliverable synergies.”
-- NYSE Press Release, 1 June 2006
“NYSE has a long way to go before benefits are fully realized.
Investors should not expect significant EPS growth in the near term.”
-- Deutsche Bank Analyst Note, 11 February 2009
Market Share
Decline
“The company will also be well positioned to leverage both
the NYSE and Euronext brands, including LIFFE, to expand
and broaden existing businesses into areas of future
growth.”
-- NYSE Letter to Euronext  N.V., 22 May 2006
“The Euronext platform…has seen its market share of
Euronext stocks dwindle to 65.5 percent of overall trading
from 97.5 percent in early 2008, ThomsonReuters data
shows…”
-- “In German Deal, Will Wall Street Rule?” Reuters, 22
February 2011

ISE
120
100
80
60
40
20
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Volume
Share

NASDAQ OMX PHLX
120
100
80
60
40
20
0
35%
30%
25%
20%
15%
10%
5%
0%
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Volume
Share

Deutsche Börse’s Integration History
Integration
Difficulties
• $2.8 billion purchase of ISE in 2007
• Failed to integrate technology platforms 3 years
following transaction – ISE still powered by
NASDAQ OMX Technology
Declining
Business
• Significant loss in market share, falling from  ~ 30%
in 2007 to 20 % in 2010 (PHLX is up from 15% to
30%)
Value
Destruction
• Multiple impairment charges realized  on ISE
acquisition
– €416 million impairment charge taken in Q409
– €450 million impairment charge taken in Q410

Deutsche Börse’s Integration History
The Promise The Reality
Market Share
Decline
“It will further strengthen Eurex’s position as the leading
global derivatives marketplace and will create the
undisputed market leader in individual equity, equity
index and interest rate derivatives worldwide.”
-- DB Press Release, 30 April 2007
“ISE, long the leader in U.S. equity options market share,
last month dropped to fourth place behind the Chicago
Board Options Exchange and exchange operators NYSE
Euronext, and Nasdaq OMX, according to the Options
Clearing Corp.”
-- “Impairment to hit Deutsche Börse profits,” Reuters,
19 January 2010
New
Technology
Delay
“The International Securities Exchange (ISE) and
Eurex… announced they will jointly develop a new
Options Trading System for ISE. “
-- DB Press Release, 30 January 2008
“The introduction of a new options trading system,
developed by Deutsche Börse and originally slated for
launch in November, has been pushed back and is now
expected to begin rolling out in April 2011, the ISE reported
Wednesday.”
-- “Deutsche Börse To Report ISE Impairments As
Soon As Fri-Source”, Dow Jones, 8 December 2010
Value
Destruction
“This transaction further expands Deutsche Börse’s
leading position in the fast growing global derivatives
markets. The agreement is a strategic milestone for us
that will further fuel our strong growth prospects and
create significant value for shareholders.”
-- DB CEO Reto Francioni, Press Release, 30 April
2007
“Deutsche Börse is to take an impairment charge of about
€450m on its investment in the International Securities
Exchange, reflecting the sharp downturn in trading at the
US options exchange …a previous €416m impairment last
year contributed to Deutsche Börse's first quarterly loss as a listed company.”
-- “Deutsche Börse Hit By €450m ISE Writedown,”
Financial Times, 10 December 2010

Competition for Listings
• Creates deeper & more liquid markets
• Improves transparency
• Standardizes market access & connectivity
• Enhances effectiveness of regulation
• Creates a better advocate for issuers on regulatory matters
• Global competition for listings is growing & the U.S. is losing ground
• An increasing number of companies, including U.S. firms,
now list outside their home markets
• The market for raising capital is not limited to listings and includes private equity
• The combined company can create a more attractive platform for raising capital and increase U.S. competitiveness in the global listings market
• Listing fees and rules are closely regulated
• Competition in the U.S. is limited and largely about services that are also offered by a wide variety of other companies
• Equity and options trading markets are fragmented and highly competitive
• Low barriers to entry exist to create new trading venues
Regulatory and Competitive Considerations
Regulatory Benefits
Trading Competition
•
From 1995 to 2010, listings on U.S. exchanges shrank from 8,000 to
5,000 while listings on non-U.S. exchanges grew from 23,000 to 40,000
•
Since 2006, only 9 of the 100 largest IPOs listed in the U.S.

10%
14%
21%
21%
13%
21%
Significant diversification across multiple business lines and geographies
Combined NASDAQ NYSE Euronext
2010 Total Pro Forma Net Revenues $3,312 mm
(1)
Cash Equities
Trading
Derivatives
Issuer Services
Market Data
Technology
Other
Highly Diversified Pro Forma Revenue Composition
Well diversified revenue
base with no significant
concentrations
Highly synergistic and
complementary lines of
business
Strong competitive
positions across all major
business lines
Attractive mix of
transaction and fee-based
revenues results in a
strong cash flow business
(1) Recategorized NASDAQ OMX Global Index as Market Data.

Pro Forma ICE – A Leading Innovator in Global Derivatives Markets

Unique opportunity to significantly enhance ICE’s position as a leading operator of integrated futures exchanges and over-the-counter (OTC) markets, clearing houses, trade processing and data services for the global derivatives markets
Compelling Strategic Rationale
UNIQUE OPPORTUNITY
TO ENHANCE GLOBAL
DERIVATIVES
FRANCHISE
COMPELLING VALUE
CREATION
SIGNIFICANT
SYNERGIES
PROVEN INDUSTRY
CONSOLIDATOR
Significantly expands product offering with Liffe’s leading interest rate futures complex
Adds greater diversification and distribution capabilities
Enhances position across multiple asset classes spanning energy, commodities, interest rates, credit and foreign exchange
Superior solution for European derivatives market – enhances competition and innovation
Greater value creation - opportunistic approach to unlocking value for ICE stockholders, as well as market participants
Modestly GAAP EPS dilutive in year 1 and accretive to ICE stockholders in year 2
Capitalizes on ICE’s leadership in derivatives, innovation and positioning markets for growth in
Europe
Leverages Liffe’s established presence and brand to diversify geographically
Maintains substantial financial flexibility to pursue additional strategic opportunities or other existing organic growth initiatives
Approximately $200 million in run-rate synergies expected
Opportunities to consolidate technology platforms and eliminate other overlapping expenses
Clearing synergies through internalization of clearing services currently provided by others
Proven track record of successful acquisitions and integrations
Consistent ability to execute and create significant value for stockholders and market participants
Disciplined approach to acquisitions with proven record of enhancing stockholder value
Note: Synergy assumptions subject to due diligence.

An ICE and Liffe combination creates a leading global, end-to-end derivatives franchise spanning energy, commodities, interest rates, credit and foreign exchange
Leading Innovator in Global Derivatives Markets
EXPANSIVE PRODUCT
OFFERING
LEADING TECHNOLOGY
PLATFORM
LEVERAGE EXISTING
EUROPEAN FOOTPRINT
INNOVATION
LEADERSHIP
Further expansion into the European markets
New entry into European and U.S. interest rates products
Expansion of ICE’s financial futures offering
Augments ICE’s leading OTC franchise
Complementary agricultural product sets
Leverages ICE’s core technology platform to create greater economies of scale and market efficiencies
Opportunity for significant cost savings by replacing Liffe Connect technology platform
Greater scale of operations in London market and increased exposure to European customer base
Utilizes ICE’s existing London based clearinghouse - first new clearinghouse in London in over a century
ICE and Liffe already share common clearing technology which is currently owned and operated by NYSE Euronext
Greater market efficiencies gained by eliminating outsourcing of clearing functions
Proven ability to stimulate growth through market and technology innovation
Creation of OTC energy clearing
Establishment of leading CDS clearing house
Development of most successful new product suite in recent history

Ags
4%
Other
2%
Energy
Futures
13%
Interest
Rates
38%
Equity
Derivatives
21%
OTC
Energy
22%

CDS OTC
9%
Market
Data &
Other
11%
Futures
61% (2)
Global
OTC
20%

Canada
<1%
US
29%
Europe
71%

US
34%
Non-US
66%

Greater Product and Geographic Diversification
Source: Company filings.
(1) Excludes ICE OTC CDS volumes and Bclear.
(2) Liffe Futures revenues include revenues from Bclear.
2010
Revenues
2010
Revenues
2010 Total Pro Forma Net Revenues: $1.8bn
2010 Total Pro Forma Net Revenues: $1.8bn
2010
Volumes
2010
Volumes
2010 Pro Forma Contracts: 1.5bn (1)
2010 Pro Forma Contracts: 1.5bn (1)
Pro Forma Geographic Mix – Volumes
(1)
(%)
Pro Forma Geographic Mix – Net Revenues (%)
Pro Forma Business Mix – Net Revenues (%)
Pro Forma Product Mix – Volumes
(1)
(%)

EUROPE ENERGY
Brent Crude
WTI Crude
ASCI Crude
Gas Oil
European Natural Gas
U.K. Electricity
Coal
Emissions
Liffe expands ICE’s coverage of global derivatives with its leading European interest rates complex
Comprehensive Coverage of Derivatives Markets
Integrated Markets, Clearing and Technology
ICE Regulated Futures Exchanges ICE OTC ICE Data & Services
OTC CONTRACTS
OTC Energy
Oil and refined products
Physical/Financial gas
Physical/Financial power
Natural gas liquids
US & CANADA
AGRICULTURAL
Cocoa
Coffee
Cotton
Sugar
Orange Juice
Barley
Canola Oil
Emissions
FINANCIAL
Currency Pairs
US Dollar Index
Russell Indexes
MARKET DATA
Real-time prices/screens
Indices and end of day
reports
Tick-data, time and sales
Market price validations
Forward Curves
SERVICES
ICE eConfirm
ICE Link
YellowJacket
Ballista
Chatham Energy
Coffee Grading
ICE mobile
OTC Credit – Creditex
CDS – indexes, single
names, structured
products
ICE Clear US, ICE Clear Canada
ICE Clear Europe – Interest Rates,
CDS and Energy
The Clearing Corp, ICE Trust
Global Clearing Houses
LIFFE FUTURES
Short Term Interest
Rates
Medium and Long
Term Interest Rates
European Equity
Indexes
Commodities
Currencies
BCLEAR
Processing for OTC
Derivatives
Contracts

Full run-rate synergies of approximately $200 million per year by end of 2014
Significant Synergy Opportunities for the Combined ICE
and Liffe
TECHNOLOGY AND
ADMINISTRATIVE COSTS
CLEARING RELATED
SERVICES AND
REVENUE
Migration of Liffe derivatives markets to ICE
technology platform
Elimination of duplicative corporate and
administrative overhead
Transition of outsourced services for default
fund and default fund management for NYSE
Liffe Clearing
Internalization of clearing services for Paris,
Amsterdam, Brussels and Lisbon derivatives
markets currently provided by others
Run-Rate Synergies
Description
~$100mm
~$100mm
~$200mm
Note: Synergy assumptions subject to due diligence.

Combination increases ICE’s financial scale while maintaining significant flexibility to pursue other strategic opportunities and organic growth initiatives
Increased Financial Strength
Source: Company filings.
Note: Synergy assumptions subject to due diligence.
(1) ICE EBITDA is a non-GAAP number calculated by taking 2010 operating income and adding back D&A and merger related expenses, which is calculated as follows:  $783M EBITDA = $652 M Operating Income +
$121M D&A + $10M Merger Related Expenses.
(2) Includes NYSE Liffe net revenues of $583 million and NYSE Derivatives Market Data and Other Revenues of $83 million allocated between NYSE Liffe and US Options by net revenue contribution.
(3) NYSE Liffe EBITDA estimated assuming an EBITDA margin of ~63%. Excludes ICE estimated portion of NYSE Euronext’s derivatives segment attributable to US Options business.
2010 EBITDA
12/31/10 Debt
Debt / EBITDA (x)
Combined
$1,800 mm
$1,193 mm
$2,229 mm
1.9x
$1,150 mm
$783 mm
(1)
$579 mm
0.7x
~$650 mm
(2)
~$410 mm
(3)
–
0.0x
Combined with
Synergies
$1,860 mm
$1,381 mm
$2,229 mm
1.6x
NYSE Liffe
2010 Revenues

A combined ICE and Liffe will enhance European competition and foster greater innovation to the benefit of the European markets
Strong Commitment to European Markets
GOVERNANCE AND
REGULATION
EUROPEAN
OPERATIONS AND
BRANDING
CLEARING
Combination of ICE and Liffe will create a new force in European derivatives and will strengthen competition in the European derivatives sector
No change in regulators
ICE’s European derivatives business will continue to be based in London
Consolidation of technology platforms will create greater market and operating efficiencies
Continue to use ICE’s existing clearinghouse in London
Post-trade and clearing technology already shared by ICE and Liffe Clearing
European derivatives will continue to be cleared in London
INNOVATION
Proven track record of bringing innovation and investment to European markets
Transformed ICE Futures Europe through introduction of electronic trading
ICE Clear Europe was first derivatives clearinghouse to be established in London for over 100 years
Led clearing of credit default swaps in Europe

IPE
NEW YORK BOARD OF TRADE
creditex
The Clearing Corporation
YellowJacket
CLIMATE EXCHANGE PLC

ICE

Proven Track Record of Successful Acquisitions
2004
2005
2006
2010
2003
2007
2008
2009
2003 2004 2005 2006 2007 2008 2009 2010 PF 2010E (1)
History of realizing synergies on or ahead of
schedule
Demonstrated ability to efficiently and
effectively integrate acquisitions
Proven record of driving further growth and
generating premium value for all stockholders
Disciplined approach to acquisitions
2001: Acquisition of
International Petroleum
Exchange
ICE’s business expands
globally into futures with
acquisition of London-based
IPE
2005: ICE IPO 2007: Acquisition of Winnepeg
2007: Acquisition &
Electronification of NYBOT
2008: Acquisition
of Yellow Jacket
2008: Acquisition of
Creditex
2010: Acquisition of
Climate Exchange
2008/2009: Acquisition of
the Clearing Corp and
launched CDS clearing in
U.S. & Europe
Acquisition of
NYSE Liffe
Superior solution
for European
derivatives
market
Revenue: $94 $108 $156 $314 $574 $813 $995 $1,150 $1,860
Source: Company filings.
Note: Synergy assumptions subject to due diligence.
(1) Pro Forma for acquisition of NYSE and run-rate synergies.

33 Summary

Strengthens European equity markets by creating a new,
truly pan-European equity trading platform
Creates major new force in European derivatives which will
significantly enhance competition
Invigorates market and technology innovation throughout
equities and derivatives markets
Secures Paris and London as premier International financial
hubs
Greater benefits to all stakeholders and more responsive to global market structure evolution
Compelling & Superior Proposal - $42.50 Per Share
$42.50 per share offer represents greater value for NYX
stockholders – 19% premium to Deutsche Börse offer
(1)
Opportunity to participate in value creation through
$740mm in combined synergies
2
and enhanced growth
prospects
Greater immediate value through cash component and
longer term through NASDAQ OMX and ICE stock
Creates more diversified and efficient platforms in core
markets
Significant value creation for both stockholder bases
from revenue and expense synergies
Meaningful earnings accretion
Europe
US
Note: Synergy assumptions subject to due diligence.
(1) Based on Deutsche Börse closing price of €53.55 and $ / € exchange rate of 1.42 as of March 31, 2011. (2) Reflects combined NASDAQ OMX and ICE synergies
Creates deeper liquidity pools, better price discovery for
investors and greater market efficiencies in US cash
equities and equity options
Provides greater flexibility to invest in ongoing innovation and platform enhancements with increased scale
Solidifies US leadership in global capital markets
Enhances customer benefits by providing consolidated view
of fragmented marketplace
INVESTORS, ISSUERS AND OTHER MARKET PARTICIPANTS
NYSE EURONEXT STOCKHOLDERS NASDAQ OMX AND ICE STOCKHOLDERS